Exhibit (h)(3)

AMENDED AND RESTATED

SCHEDULE B

FEES

Dated: April 1, 2021

FEE RATE (%)
Treasury Portfolio	0.015%
Treasury Instruments Portfolio	0.015%
Liquid Assets Portfolio	0.015%
U.S. Government Portfolio	0.015%
U.S. Government Select Portfolio	0.015%

NORTHERN INSTITUTIONAL FUNDS	THE NORTHERN TRUST COMPANY

By:	/s/ Randal E. Rein	By:	/s/ Pamela D. Burns

Name:	Randal E. Rein	Name:	Pamela D. Burns

Title:	Treasurer	Title:	Senior Vice President

B-1